NO ACT

PE
1-6-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004132

Received SEC
FEB 06 2009
Washington, DC 20549

February 6, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-6-09

William H. Aaronson
Davis, Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: Comcast Corporation
Incoming letter dated January 6, 2009

Dear Mr. Aaronson:

This is in response to your letter dated January 6, 2009 concerning the shareholder proposal submitted to Comcast by John Kornelakis and Angeline Kornelakis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Kornelakis
Angeline Kornelakis

*** FISMA & OMB Memorandum M-07-16 ***

February 6, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Comcast Corporation
Incoming letter dated January 6, 2009

The proposal relates to compensation.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(b). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponents failed to provide this statement within 14 calendar days from the date the proponents received Comcast's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Comcast relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

WILLIAM H. AARONSON
212 450 4397
WILLIAM.AARONSON@DPW.COM

January 6, 2009

Re: ***Shareholder Proposal Submitted by John Kornelakis***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2009 Annual Meeting of Shareholders (collectively, the "**2009 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from John Kornelakis (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2009 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing it of the Company's intention to exclude the Proposal from the 2009 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about March 30, 2009. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

I. INTRODUCTION

The Proposal, which is attached hereto as Exhibit A, requests that the Company "eliminate all incentives for the CEOS and the Board of Directors."

Comcast requests that the Staff of the SEC concur with its view that the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to:

(a) Rule 14a-8(b) because the Proponent failed to undertake to hold the required securities through the date of the Company's 2009 Annual Meeting of Shareholders;

(b) Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

(c) Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization.

II. REASONS FOR EXCLUSION

A. The Proposal May Be Excluded under Rule 14a-8(b) Because the Proponent Failed to Provide the Required Undertaking

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing his beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that it meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year and (ii) the proponent's own written statement that it intends to continue to hold such securities through the date of the meeting. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

The Company originally received three shareholder proposals (the "**Original Proposal**"), which are attached hereto as Exhibit B, from the Proponent on September 17, 2008 in a letter dated September 13, 2008. In the letter accompanying the Original Proposal, the Proponent (i) did not provide proof that he had continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Original Proposal at the meeting for at least one year by the date he submitted the Original Proposal and (ii) did not provide an undertaking that he intends to hold such securities through the date of the meeting.

In compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency (the "**Notice of Deficiency**") by fax and Federal Express to the Proponent on September 29, 2008, attached hereto as Exhibit C, requesting that he provide the necessary proof and the undertaking required by Rule 14a-8(b)(1) within 14 calendar days of his receipt of the Company's request and indicating that if the Company did not receive such proof and undertaking within the stated time period, it intended to exclude the Proposal from the 2009 Proxy Materials. In addition, the Notice of Deficiency informed the Proponent that under Rule 14a-8(c) of the Securities Exchange Act of 1934, as amended, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The Company therefore requested that the Proponent select one of the three proposals for submission. The Company further reserved the right to contest any submission of a revised proposal on substantive grounds pursuant to Rule 14a-8.

The Proponent responded to the Company's request on October 3, 2008 with the Proposal. Although the Proponent included only one proposal in the Proposal in order to comply with Rule 14a-8(c), the Proponent again failed to provide the necessary proof of beneficial ownership and undertaking required by Rule 14a-8(b)(1) regarding his ownership of the voting securities of the Company. Despite the Proponent's failure to prove his ownership of the required securities, the Company was subsequently able to independently determine that the Proponent has held the required securities for the required period. However, the Company has not received any additional communications from the Proponent pertaining to the required undertaking. Accordingly, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2009 Proxy Materials.

B. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Staff has consistently concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) when the company demonstrates "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). In *Bank of America Corporation* (February 17, 2006), the Staff concurred in the exclusion of a shareholder proposal seeking to limit the salary increases of the directors of Bank of America. The proposal in *Bank of America Corporation* was so vague and indefinite that shareholders voting on the submission could not be expected to understand what they were being asked to consider. Similarly, the company would not have known what actions to take in order to ensure full compliance with the proposal's requirements. See also *Ford Motor Company* (February 27, 2008) (concurring in exclusion of a shareholder proposal requesting the board to report on Ford's efforts to improve the fuel economy on its vehicles such that no Ford vehicles will indicate that there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles); and *PG&E Corporation* (March 7, 2008) (concurring in exclusion of a shareholder proposal requesting the board to adopt a bylaw to provide for an independent lead director, using the standard of independence set by the Council of Institutional Investors).

The Proposal falls squarely within the criteria for exclusion established by the Staff because it is vague and fails to provide sufficient guidance for implementation. The Proposal includes the term "CEOS" without defining that term or describing which executives would be included within the scope of "CEOS". Similarly, the Proposal includes the term "incentives", which is open to numerous interpretations. Without guidance regarding the meaning of these terms, shareholders could not be expected to understand with a reasonable degree of certainty what the proposal requires and the Company could not be expected to know with a reasonable degree of certainty what action is expected of it in order to implement the Proposal if the Proposal is adopted. Because the Staff has consistently concurred in the exclusion of proposals that are vague or indefinite, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2009 Proxy Materials.

C. The Proposal may be Excluded Under Rule 14a-8(i)(1) Because It Is An Improper Matter for Shareholder Action Under Pennsylvania Law.

Rule 14a-8(i)(1) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

(i) The Proposal mandates action on matters that, under Pennsylvania law, fall within the powers of a company's board of directors.

Section 1721 of Title 15 of the Pennsylvania Consolidated Statutes states that "[u]nless otherwise provided by statute or in a bylaw adopted by the shareholders . . . the business and affairs of every business corporation shall be managed under the direction of, a board of directors." Article 3 of Comcast's By-Laws clearly states that except as otherwise provided by law, the Articles of Incorporation or these By-Laws, "all powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors." Comcast's Restated Articles of Incorporation are silent on this issue. For these reasons, the discretion to provide incentives for Comcast's executives and directors rests with Comcast's board of directors.

(ii) The Proposal is not properly cast as a recommendation or request that the board of directors take specified action.

The Note to Rule 14a-8(i)(1) states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The Proposal mandates, rather than requests, that Comcast "[e]liminate all incentives for the CEOS and the Board of Directors." The proposal is not precatory and is not cast as a recommendation that the board of directors take any specified action. Accordingly, we believe the Proposal is not proper for shareholder action under Pennsylvania law.

The Staff has consistently concurred that a shareholder proposal mandating or directing a company's board of directors to take certain actions is inconsistent with the discretionary authority granted to the board of directors under state law and violates of Rule 14a-8(i)(1). Comcast therefore respectfully requests that the Staff concur with its opinion that the Proposal may be properly excluded from the 2009 Proxy Materials.

III. CONCLUSION

We have concluded that the Proposal may be properly omitted from the 2009 Proxy Materials pursuant to (i) the provisions of Rule 14a-8(b) because the Proponent has failed to provide an undertaking that he intends to continue to hold the required amount of the Company's securities through the date of the Company's annual meeting; (ii) the provisions of Rule 14(a)-8(i)(3) because the Proposal is inherently vague and indefinite so as to be misleading; and (iii) the provisions of Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William Aaronson

William Aaronson

Enclosures

cc: John Kornelakis

Arthur R. Block
Comcast Corporation

EXHIBIT A

John Kornelakis

*** FISMA & OMB Memorandum M-07-16 ***

Oct.3,2008

*** FISMA & OMB Memorandum M-07-16 ***

Arthur R.Block
Comcast Corporation
One Comcast Center
Philadelphia, Pa 19103-2838

I John Kornelakis and Angeline Kornelakis , Shareholders of Comcast Corporation ,
Submit the following Proposal:

Eliminate all incentives for the CEOS and the Board of Directors.

The reason for the above Proposal is : The Company's CEOS and Directors are overpaid.

Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stock.

The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote "Yes" for our Proposal, for the benefit of all of us, which includes the Executive Branch.

Sincerely yours,

John Kornelakis
Angeline Kornelakis

EXHIBIT B

John Kornelakis

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Sept 13, 2008

COMCAST INVESTOR RELATIONS
ONE COMCAST CENTER
PHILADELPHIA, PA 19103

I John Kornelakis and Angeline Kornelakis, Shareholders of Comcast, Submit the following proposal:

Part (A) Resolve: All Common and Preferred Stocks of Comcast should be bought by the CEOS and the Board of Directors at the open market price during the trading day.

Part (B) Resolve: No more back dating the stock or any other Free Options.

Part (C) All travels should be for Comcast business and should not be related to CEOS and Directors benefits.

The reason for the above proposal is:
The Company's CEOS and Directors are overpaid. Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stocks.

The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote Yes for this proposal, for the benefit of all of us, which includes the Executive Branch.

Sincerely yours.

John Kornelakis
Angeline Kornelakis

EXHIBIT C

Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

September 29, 2008

VIA OVERNIGHT MAIL

John Kornelakis

*** FISMA & OMB Memorandum M-07-16 ***

Re: **Notice of deficiency regarding shareholder proposal for inclusion in Comcast's 2009 Proxy Statement**

Dear Mr. Kornelakis:

I refer to your letter dated September 13, 2008 and received by Comcast on September 17, 2008, proposing that (1) all Common and Preferred Stocks of Comcast should be bought by the CEOs and the Board of Directors at the open market price during the trading day; (2) there be no more back dating the stock or any other Free Options and (3) all travels should be for Comcast business and should not be related to CEOs and Directors benefits.

Rule 14a-8(c) of the Securities Exchange Act of 1934, as amended, states that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. You have submitted three (3) proposals for inclusion in Comcast's 2009 proxy statement for its 2009 annual meeting.

Pursuant to Rule 14a-8(c), we will not be able to consider all three of your proposals for inclusion in Comcast's 2009 proxy statement. Within 14 calendar days of your receipt hereof, please notify us of which one of the three proposals you submitted for inclusion in Comcast's 2009 proxy statement you would like Comcast to consider. Please note that we reserve the right to contest any submission of a revised proposal on substantive grounds pursuant to Rule 14a-8.

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Upon your submission of the proposals referred to above, you did not provide the necessary proof of ownership required by Rule 14a-8(b)(2). Under this Rule, you must prove your beneficial ownership of the requisite amount of voting securities (*i.e.* Comcast Class A Common Stock) by submitting to the company a written statement from the "record" holder of the securities verifying that, at the time you submitted your proposal, you continuously held the requisite amount of such securities for at least one year. In addition, you must provide the company with a written statement stating that you intend to continue to hold the securities through the date of the 2009 annual meeting of shareholders.

Pursuant to Rule 14a-8, if we do not receive the necessary proof of ownership from the record holder of your shares or a statement by you stating that you intend to continue to hold the securities through the date of the 2009 annual meeting of shareholders within 14 calendar days of your receipt hereof, we will not be able to consider any submission of a revised proposal for inclusion in Comcast's 2009 proxy statement.

A copy of Rule 14a-8 is enclosed for your reference. We thank you for your interest in Comcast. Should you wish to discuss this further, please do not hesitate to contact me at (215) 286-7564.

Very truly yours,

Arthur R. Block
Senior Vice President, General
Counsel and Secretary

cc: William Aaronson
Gillian Emmett Moldowan

When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

---

*Effective January 1, 2008, Rule 14a-7 was amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective February 4, 2008, Rule 14a-8 was amended by revising paragraph (e)(1) as part of the smaller reporting company regulatory relief and simplification rules. See SEC Release Nos. 33-8876; 34-56994; 39-2451; December 19, 2007. For compliance dates, see SEC Release No. 33-8876 and the note in the *Red Box* Regulation S-B booklet.

Effective January 10, 2008, Rule 14a-8 was amended by revising paragraph (i)(8) to permit the exclusion of certain shareholder proposals related to the election of directors. The SEC adopted the amendment to provide certainty regarding the meaning of this provision in response to the district court decision in *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006). See SEC Release No. 34-56914; IC-28075; December 6, 2007.

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

*(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in

*Effective February 4, 2008, Rule 14a-8 was amended by revising paragraph (e)(1) as part of the smaller reporting company regulatory relief and simplification rules. See SEC Release Nos. 33-8876; 34-56994; 39-2451; December 19, 2007. For compliance dates, see SEC Release No. 33-8876 and the note in the *Red Box* Regulation S-B booklet.

shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) ***Relates to Election:*** If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

---

*Effective January 10, 2008, paragraph (i)(8) of Rule 14a-8 was amended to permit the exclusion of certain shareholder proposals related to the election of directors. The SEC adopted the amendment to provide certainty regarding the meaning of this provision in response to the district court decision in *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006). See SEC Release No. 34-56914; IC-28075; December 6, 2007.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

END